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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLACK GARDENIA CORP.
(Name of Issuer)

Common
(Title of Class of Securities)

N/A
(CUSIP Number)

Penny Green
Bacchus Law Group
1511 West 40th Avenue
Vancouver BC V6M 1V7
604-732-4804
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e),
240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Capital Alliance Group Inc.; IRS No.: N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

British Columbia

7.	Sole Voting Power
Up to 15,000,000 shares of common stock

8.	Shared Voting Power

9.	Sole Dispositive Power
Up to 15,000,000 shares of common stock

10.	Shared Dispositive Power

Aggregate Amount Beneficially Owned by Each Reporting Person

11.	The right to convert a promissory note into a maximum of 15,000,000 shares of common stock at any time before February 9, 2009.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
75%

14.	Type of Reporting Person (See Instructions) CO

Item 1.      Security and Issuer

This statement relates to the Common Stock, par value $0.00001, of Black Gardenia Corp., a Nevada corporation, underlying a convertible promissory note and amends the original filing of Capital Alliance Group Inc. on Schedule 13D, dated October 13, 2006.

The principal executive offices of Black Gardenia are located at Level 30, Bank of China Tower, 1 Garden Road, Central Hong Kong.

Item 2.      Identity and Background

This Statement is being filed by Capital Alliance Group Inc., a British Columbia corporation (“Capital Alliance”). The address of the principal executive office of Capital Alliance is: Suite 1200 – 777 West Broadway, Vancouver, BC, Canada V5Z 4J7. The principal business activities of Capital Alliance are seeking diversified investments and providing management assistance to companies. Capital Alliance also has two active wholly-owned subsidiaries, CIBT School of Business & Technology Corp. and Irix Design Group Inc.

During the past five years, Capital Alliance has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been subject to a judgment decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration

Capital Alliance used money from its working capital to loan $150,000 to Black Gardenia pursuant to a 8% convertible promissory note (the “Note”) whereby Capital Alliance has the right to convert all or a portion of the $150,000 into common shares of Black Gardenia, at a conversion price of $0.01 per share, ant any time prior to February 9, 2009.

Item 4.      Purpose of Transaction

The note was made to provide Black Gardenia with capital for general and administrative expenses. However, if Capital Alliance converts the Note into common shares, it plans to use Black Gardenia to independently fund the development of its website Help-ads.com and for the potential acquisitions of other internet job search companies in China. Capital Alliance is currently in negotiations for the acquisition of an internet job search company. These negotiations have not yet produced a definitive agreement.

Other than that described above, Capital Alliance has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer

(a)

Capital Alliance legally and beneficially owns the right to acquire up to 15,000,000 shares of Black Gardenia’s common stock. If Capital Alliance acquires all 15,000,000 shares, it will represent 75% of Black Gardenia’s common stock based on 5,000,000 common stock issued and outstanding as of February 9, 2007.

(b)

Capital Alliance has the sole power to vote or direct the vote of all 15,000,000 shares of Black Gardenia’s common stock which it has the right to acquire, and has the sole power to dispose of or to direct the disposition of such shares.

(c)	Capital Alliance has not been involved in any other transactions with Black Gardenia’s Common stock during the past 60 days other than the transactions described in this Schedule 13D.

(d)	Other than Capital Alliance, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Shares referred to in this Item 5.

(e)	Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable.

Item 7.      Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

Capital Alliance Group Inc.

Signature:	/s/ Toby Chu
Toby Chu
President & Chief Executive Officer